SCHEDULE 13E-3

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Rule 13e-3 Transaction Statement
under Section 13(e) of the Securities Exchange Act of 1934

COMTEX NEWS NETWORK, INC.
(Name of Issuer)

COMTEX NEWS NETWORK, INC.
(Names of Persons Filing Statement)

Common Stock
(Title of Class of Securities)

205914104
(CUSIP Number of Class of Securities)

Chip Brian President and Chief Executive Officer Comtex News Network, Inc. 625 North Washington Street, Suite 301 Alexandria, Virginia 22314 (703) 820-2000
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

Copy to:
Marc E. Levy, Esq.
Luse Gorman Pomerenk & Schick, P.C.
5335 Wisconsin Avenue, NW, Suite 780
Washington, DC 20015
(202) 274-2000
(202) 362-2902 (facsimile)

This statement is filed in connection with (check the appropriate box):
a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the “Act”).
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing fee is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee
Transaction valuation*	Amount of filing fee
$126,150	$25.23

*
Calculated solely for the purpose of determining the filing fee, which was based upon the price of $0.29 per share for the fractional shares that would otherwise have been issued pursuant to the reverse stock split, multiplied by our estimate of the maximum number of fractional shares to be purchased (435,000).

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of filing.

Amount Previously Paid:   Not applicable
Form or Registration No.:  Not applicable
Filing Party:  Not applicable
Date Filed:   Not applicable

ITEM 1.                      SUMMARY TERM SHEET

The information set forth under “Proposal No. 2—Approval of Amendments to the Company’s Certificate of Incorporation to (A) Effect the Reverse Stock Split, (B) Reduce the Number of Authorized Shares, and (C) Permit Stockholder Actions by Written Consent—Effects of the Reverse Stock Split” in the Proxy Statement, dated February [●], 2010 (the “Proxy Statement”), with respect to the Special Meeting of Stockholders of Comtex News Network, Inc. (the “Company”), which is attached hereto as Exhibit 16(a)(2)(i), is incorporated herein by reference.

ITEM 2.                       SUBJECT COMPANY INFORMATION

(a)           The name of the issuer is Comtex News Network, Inc. The Company’s principal executive office is located at 625 North Washington Street, Suite 301, Alexandria, Virginia, and its business telephone number is (703) 820-2000.

(b)           As of February 4, 2010, the Company had 15,794,200 shares of common stock, $0.01 par value per share (“Common Stock”), issued and outstanding.

(c)           The information required by this Item is set forth under “Proposal No. 2—Approval of Amendments to the Company’s Certificate of Incorporation to (A) Effect the Reverse Stock Split, (B) Reduce the Number of Authorized Shares, and (C) Permit Stockholder Actions by Written Consent—Price Range of Common Stock; Dividends; Trading Volume” in the Proxy Statement and is incorporated herein by reference.

(d)           The information required by this Item is set forth under “Proposal No. 2—Approval of Amendments to the Company’s Certificate of Incorporation to (A) Effect the Reverse Stock Split, (B) Reduce the Number of Authorized Shares, and (C) Permit Stockholder Actions by Written Consent—Price Range of Common Stock; Dividends; Trading Volume” in the Proxy Statement and is incorporated herein by reference.

(e)           The Company has not made an underwritten public offering of the Common Stock for cash during the past three years that was registered under the Securities Act of 1933 or was exempt from registration under Regulation A (Securities Act Rules 251 through 263).

(f)           The Company has not purchased any of its shares of Common Stock during the past two years.

ITEM 3.                      IDENTITY AND BACKGROUND OF FILING PERSON.

(a)           The filing person to which this Schedule 13E-3 relates is the issuer, Comtex News Network, Inc. The name, business address and business telephone number of the Company is set forth in Item 2(a) above. The names, titles, and business addresses of each executive officer, director and controlling shareholder of the Company are follows:

Chip Brian President and Chief Executive Officer Comtex News Network, Inc. 625 North Washington Street, Suite 301 Alexandria, Virginia 22314 (703) 820-2000	Kathy Ballard Vice President, Operations Comtex News Network, Inc. 625 North Washington Street, Suite 301 Alexandria, Virginia 22314 (703) 820-2000
Paul Sledz Controller and Treasurer Comtex News Network, Inc. 625 North Washington Street, Suite 301 Alexandria, Virginia 22314 (703) 820-2000	C.W. Gilluly, Ed.D. Chairman 625 North Washington Street, Suite 301 Alexandria, Virginia 22314 (703) 820-2000
William J. Howard Director c/o Comtex News Network, Inc. 625 North Washington Street, Suite 301 Alexandria, Virginia 22314 (703) 820-2000	Robert J. Lynch, Jr. Director c/o Comtex News Network, Inc. 625 North Washington Street, Suite 301 Alexandria, Virginia 22314 (703) 820-2000
Erik Hendricks Director c/o Comtex News Network, Inc. 625 North Washington Street, Suite 301 Alexandria, Virginia 22314 (703) 820-2000	Pieter Vanbennekom Director c/o Comtex News Network, Inc. 625 North Washington Street, Suite 301 Alexandria, Virginia 22314 (703) 820-2000

(b)            Not applicable.

(c)(1)-(2) The information required by this Item is set forth under “Proposal No. 1—Election of Directors” and “—Executive Officers” in the Proxy Statement and is incorporated herein by reference.

(c)(3)       None of the individuals listed in response to Item (c)(1) and (2) above has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors).

(c)(4)       No individual listed in response to Item (c)(1) and (2) above has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the individual from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(c)(5)       Each of the individuals listed in response to Item (c)(1) and (2) is a citizen of the United States.

(d)            Not required.

ITEM 4.                      TERMS OF THE TRANSACTION.

(a)            The information required by this item is set forth under “Proposal No. 2—Approval of Amendments to the Company’s Certificate of Incorporation to (A) Effect the Reverse Stock Split, (B) Reduce the Number of Authorized Shares, and (C) Permit Stockholder Actions by Written Consent—Effects of the Reverse Stock Split” in the Proxy Statement and is incorporated herein by reference.

(b)            Not required.

(c)            The information required by this item is set forth under “Proposal No. 2—Approval of Amendments to the Company’s Certificate of Incorporation to (A) Effect the Reverse Stock Split, (B) Reduce the Number of Authorized Shares, and (C) Permit Stockholder Actions by Written Consent—Effects of the Reverse Stock Split—Effects on Stockholders Holding Fewer Than 1,000 Shares of Common Stock” and “—Effects on Stockholders Holding 1,000 or More Shares of Common Stock” in the Proxy Statement and is incorporated herein by reference.

(d)           The information required by this item is set forth under “Proposal No. 2—Approval of Amendments to the Company’s Certificate of Incorporation to (A) Effect the Reverse Stock Split, (B) Reduce the Number of Authorized Shares, and (C) Permit Stockholder Actions by Written Consent—No Dissenters’ Rights” in the Proxy Statement and is incorporated herein by reference.

(e)            Security holders will be entitled access to the Company’s corporate records in the manner permitted by Delaware law.  The Company is making no special provision to grant unaffiliated security holders access to its corporate files or to allow unaffiliated security holders to obtain counsel or appraisal services at the expense of the Company.

(f )            Not applicable.

ITEM 5.                      PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)(1)       The information required by this item is set forth under “Proposal No. 1—Election of Directors—Executive Compensation” and “—Certain Relationships and Related Transactions, and Director Independence” in the Proxy Statement and is incorporated herein by reference.

(a)(2)        Not applicable.

(b)            Not applicable.

(c)            Not applicable.

(d)            Not required.

(e)            Not applicable.

ITEM 6.                      PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)            Not required.

(b)            The fractional shares of Common Stock purchased by the Company will be cancelled and will become authorized but unissued stock of the Company.  The information required by this item is set forth under “Proposal No. 2—Approval of Amendments to the Company’s Certificate of Incorporation to (A) Effect the Reverse Stock Split, (B) Reduce the Number of Authorized Shares, and (C) Permit Stockholder Actions by Written Consent—Exchange of Stock Certificates” in the Proxy Statement and is incorporated herein by reference.

(c)(1)-(5) Not applicable.

(c)(6)-(8) As a result of the reverse stock split, the Common Stock will no longer be quoted on Over-the-Counter Electronic Bulletin Board of the National Association of Securities Dealer, Inc., the Common Stock will become eligible for termination of registration under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”), and the Company’s obligation to file periodic reports under the Exchange Act will be suspended.  The information required by this item is set forth under “Proposal No. 2—Approval of Amendments to the Company’s Certificate of Incorporation to (A) Effect the Reverse Stock Split, (B) Reduce the Number of Authorized Shares, and (C) Permit Stockholder Actions by Written Consent—Effects of the Reverse Stock Split” in the Proxy Statement and is incorporated herein by reference.

(d)            Not required.

ITEM 7.                      PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a)            The information required by this item is set forth under “Proposal No. 2—Approval of Amendments to the Company’s Certificate of Incorporation to (A) Effect the Reverse Stock Split, (B) Reduce the Number of Authorized Shares, and (C) Permit Stockholder Actions by Written Consent—Purpose of and Reasons for the Reverse Stock Split” and “—Background Events” in the Proxy Statement and is incorporated herein by reference.

(b)            The information required by this item is set forth under “Proposal No. 2—Approval of Amendments to the Company’s Certificate of Incorporation to (A) Effect the Reverse Stock Split, (B) Reduce the Number of Authorized Shares, and (C) Permit Stockholder Actions by Written Consent—Alternatives to the Reverse Stock Split” in the Proxy Statement and is incorporated herein by reference.

(c)            The information required by this item is set forth under “Proposal No. 2—Approval of Amendments to the Company’s Certificate of Incorporation to (A) Effect the Reverse Stock Split, (B) Reduce the Number of Authorized Shares, and (C) Permit Stockholder Actions by Written Consent—Purpose of and Reasons for the Reverse Stock Split” and “—Background Events” in the Proxy Statement and is incorporated herein by reference.

(d)            The information required by this item is set forth under “Proposal No. 2—Approval of Amendments to the Company’s Certificate of Incorporation to (A) Effect the Reverse Stock Split, (B) Reduce the Number of Authorized Shares, and (C) Permit Stockholder Actions by Written Consent—Effects of the Reverse Stock Split,” “—Detriments of the Reverse Stock Split” and “Federal Income Tax Consequences” in the Proxy Statement and is incorporated herein by reference.

ITEM 8.                      FAIRNESS OF THE TRANSACTION.

(a)            The  Company believes that the reverse stock split is fair to unaffiliated stockholders.  No director dissented as to, or abstained from voting on, the reverse stock split.

(b)            The information required by this item is set forth under “Proposal No. 2—Approval of Amendments to the Company’s Certificate of Incorporation to (A) Effect the Reverse Stock Split, (B) Reduce the Number of Authorized Shares, and (C) Permit Stockholder Actions by Written Consent—Purpose of and Reasons for the Reverse Stock Split—Determination of Price to be Paid in Cash in Lieu of Fractional Shares,” “—Alternatives to the Reverse Stock Split” and “—Recommendation of the Board; Fairness of the Transaction” in the Proxy Statement and is incorporated herein by reference.

(c)            The reverse stock split requires the approval of the holders of a majority of the outstanding shares of the Common Stock.  The separate approval of unaffiliated stockholders is not required.

(d)            No representative has been retained to act on behalf of unaffiliated stockholders for purposes of negotiating the terms of the reverse stock split or preparing a report concerning the fairness of the reverse stock split.

(e)            The reverse stock split was approved by all of the directors, including all directors who are not employees of the Company.

(f)            The Company has not received any firm offer by any unaffiliated person during the past two years for (i) the merger or consolidation of the Company with or into another company, or vice versa, (ii) the sale or a transfer of all, or any substantial part of, the assets of the Company, or (iii) the purchase of the Company’s securities that would enable the holder to exercise control of the Company.

ITEM 9.                      REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a)            The Company has not received any report, opinion or appraisal from an outside party that is materially related to reverse stock split.  The information set forth under “Proposal No. 2—Approval of Amendments to the Company’s Certificate of Incorporation to (A) Effect the Reverse Stock Split, (B) Reduce the Number of Authorized Shares, and (C) Permit Stockholder Actions by Written Consent—Purpose of and Reasons for the Reverse Stock Split—Determination of Price to be Paid in Cash in Lieu of Fractional Shares,” “—Alternatives to the Reverse Stock Split” and “Recommendation of the Board; Fairness of the Transaction” in the Proxy Statement is incorporated herein by reference.

(b)            Not applicable.

(c)            Not applicable.

ITEM 10.                      SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a)            The Company expects to purchase fractional shares totaling approximately 435,000 shares of its Common Stock at a price of $0.29 per share, for a total expenditure of approximately $130,500.  The Company intends to use cash on hand to fund such purchases.

(b)            Not applicable.

(c)            The Company expects to incur, and will be solely responsible for the payment of, the following fees and expenses in connection with the reverse stock split:

Expenses of Purchase of Fractional Shares	$130,500

Legal Fees	25,000

Printing, Filing and Mailing Expenses	4,300

Transfer Agent Fees and Expenses	19,000

Information Agent Fees and Expenses	6,000

Miscellaneous	5,000

Total	$189,800

(d)            Not applicable.

ITEM 11.                      INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)            The information required by this item is set forth under “Proposal No. 1—Election of Directors—Beneficial Ownership of Common Stock” and “Proposal No. 2—Approval of Amendments to the Company’s Certificate of Incorporation to (A) Effect the Reverse Stock Split, (B) Reduce the Number of Authorized Shares, and (C) Permit Stockholder Actions by Written Consent—Interests of Executive Officers and Directors in the Reverse Stock Split” in the Proxy Statement and is incorporated herein by reference.

(b)            Neither the Company nor any executive officer, director, affiliate or subsidiary of the Company, or any of the Company’s pension, profit sharing, or similar plans, has engaged in any transaction in the Common Stock during the past 60 days.

ITEM 12.                      THE SOLICITATION OR RECOMMENDATION.

(a)-(c)      Not required.

(d)            The Company has not granted any stockholder (including any executive officer, director or affiliate) any voting or similar right in connection with the reverse stock split.  To the extent known by the Company after reasonable inquiry, each executive officer and director of the Company intends to vote his or her shares of Common Stock in favor of the reverse stock split.  The executive officers and directors of the Company will receive cash in lieu of any fractional shares created by the reverse stock split.  The information set forth under “Proposal No. 2—Approval of Amendments to the Company’s Certificate of Incorporation to (A) Effect the Reverse Stock Split, (B) Reduce the Number of Authorized Shares, and (C) Permit Stockholder Actions by Written Consent—Effects of the Reverse Stock Split—Effects on Stockholders Holding 1,000 or More Share of Common Stock” and “—Interests of Executive Officers and Directors in the Reverse Stock Split” in the Proxy Statement is incorporated herein by reference.

(e)            The Company’s Board of Directors has unanimously recommended that the stockholders of the Company approve the reverse stock split.  The information set forth under “Proposal No. 2—Approval of Amendments to the Company’s Certificate of Incorporation to (A) Effect the Reverse Stock Split, (B) Reduce the Number of Authorized Shares, and (C) Permit Stockholder Actions by Written Consent—Purpose of and Reasons for the Reverse Stock Split,” “—Effects of the Stock Split,” “—Background Events,” “—Detriments of the Reverse Stock Split” “—Alternatives to the Reverse Stock Split” and “—Recommendation of the Board; Fairness of the Transaction” in the Proxy Statement is incorporated herein by reference.  To the extent known by the Company after reasonable inquiry, no executive officer (other than executive officers who also serve on the Board of Directors) or affiliate of the Company has made a recommendation either in support of or opposed to the reverse stock split.

ITEM 13.                      FINANCIAL STATEMENTS.

(a)            The financial statements included in (i) the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2009, and (ii) the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009, as filed with the SEC, are incorporated herein by reference.

(b)            No pro forma financial statements are included in this filing or any of the disclosure documents to be mailed to shareholders as the reverse stock split is not anticipated to have a material impact on the Company’s financial condition or results of operations.

(c)            Not required.

ITEM 14.                      PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)            No outside person will be directly or indirectly retained, employed, retained or compensated to make solicitations or recommendations in connection with the reverse stock split. S. Amber Gordon, the Corporate Secretary of the Company, will act as Information Agent for the reverse stock split.  She will receive no separate compensation for serving in such capacity. The Company’s transfer agent, American Stock Transfer & Trust Company LLC, will perform certain services in connection with the reverse stock split, and will be paid customary fees and expenses for its services.  See Item 10(c) above.  Neither the Information Agent nor the Transfer Agent has been authorized to make any solicitation or recommendation in or with respect to the reverse stock split.

(b)            Employees of the Company may perform administrative tasks in connection with the reverse stock split, and they will be not be separately compensated for such services.  The Company’s directors, officers and employees may also solicit tenders in person, by telephone or through other forms of communication, but these persons will not receive any additional compensation for the solicitations.

ITEM 15.                      ADDITIONAL INFORMATION.

(a)            Not required.

(b)            All information set forth in the Proxy Statement is incorporated herein by reference.

ITEM 16.                      EXHIBITS.

Exhibit No.	Description

16(a)(1)(i)	Proxy Statement
16(a)(1)(ii)	Press Release, dated February 5, 2010

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMTEX NEWS NETWORK, INC.

Dated: February 5, 2010	By:	/s/ Chip Brian
Chip Brian President and Chief Executive Officer